UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Actuate Corporation

(Name of Subject Company)

Asteroid Acquisition Corporation

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00508B102

(Cusip Number of Class of Securities)

Gordon A. Davies

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Whoriskey, Esq.

David Leinwand, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The attached presentation was posted on Open Text Corporation’s website.

OpenText

OpenText Announces Acquisition of Actuate

Transaction Summary Presentation

ACTUATE The BIRT Company TM

December 2014

Additional Information

OpenText

The tender offer described in this presentation has not yet commenced. This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, OpenText and its wholly-owned subsidiary, Actuate Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Actuate intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText, Asteroid Acquisition Corporation and Actuate intend to mail these documents to the Actuate stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents as well as OpenText’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at OpenText’s website at www.opentext.com. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

2

Safe Harbor Statement

Certain statements in this presentation, including statements regarding the proposed transaction between OpenText and Actuate, OpenText’s and Actuate’s financial results and estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, leadership in the EIM and analytics and insights industries and the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,” “intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which OpenText and Actuate operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on OpenText’s and Actuate’s perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, OpenText and Actuate have made assumptions with respect to the ability of OpenText and Actuate to achieve expected synergies and the timing of same, the ability of OpenText and Actuate to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of OpenText and Actuate to protect their intellectual property, future capital expenditures, including the amount and nature thereof, trends and developments in the information technology and financial sectors and other sectors of the economy that are related to these sectors, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results being similar to historical results, expectations related to future general economic and market conditions and other matters. OpenText’s and Actuate’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. OpenText’s beliefs and assumptions may prove to be inaccurate and consequently OpenText’s actual results could differ materially from the expectations set out herein.

Actual results or events could differ materially from those contemplated in the forward-looking statements as a result of the following:

(i) risks and uncertainties relating to the transaction, including (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on OpenText’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, (b) the possibility that certain assumptions with respect to Actuate or the transaction could prove to be inaccurate, (c) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, (d) the potential failure to retain key employees of OpenText or Actuate as a result of the proposed transaction or during integration of the businesses and (e) disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships;

(ii) risks and uncertainties relating to OpenText, including (a) the future performance, financial and otherwise, of OpenText, (b) the ability of OpenText to bring new products to market and to increase sales, (c) the strength of OpenText’s product development pipeline, (d) OpenText’s growth and profitability prospects, (e) the estimated size and growth prospects of the EIM market, (f) OpenText’s competitive position in the EIM market and its ability to take advantage of future opportunities in this market, (g) the benefits of OpenText’s products to be realized by customers, and (h) the demand for OpenText’s products and the extent of deployment of OpenText’s products in the EIM marketplace; and

(iii) risks and uncertainties relating to future events, conditions or circumstances, or other general risks, including (a) integration of other acquisitions and related restructuring efforts, including the quantum of restructuring charges and the timing thereof, (b) the possibility that OpenText may be unable to meet its future reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, (c) the risks associated with bringing new products to market, (d) fluctuations in currency exchange rates, (e) delays in the purchasing decisions of OpenText’s customers, (f) the competition OpenText faces in its industry and/or marketplace, (g) the possibility of technical, logistical or planning issues in connection with the deployment of OpenText’s products or services, (h) the continuous commitment of OpenText’s customers; and (i) demand for OpenText’s products.

For additional information with respect to risks and other factors which could occur, see OpenText’s Quarterly Report on Form 10-Q filed on October 23, 2014, Annual Report on Form 10-K, including Part I, Item 1A, “Risk Factors” therein, other Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other securities filings with the SEC that are available at the SEC’s website at www.sec.gov and other securities regulators. Many of these factors are beyond OpenText’s control. Unless otherwise required by applicable 3 securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About OpenText: Scale and Momentum

① FY14 $1.6 billion in global revenue, compelling operating margins, cash flow and quarterly dividend program

② 8,000 employees

③ Sales and service distribution network in 40 countries

④ Leader in Enterprise Information Management (EIM) market

⑤ Leadership in EIM. A large, growing and relevant $20.9B market*

⑥ WW HQ: Waterloo, Ontario, Canada.
APJ HQ: Sydney, Australia.
EMEA HQ: Grasbrunn, Germany



*estimates provided by third party industry analyst firm Gartner + others

OPENTEXT
OpenText Confidential. ©2014 All Rights Reserved.
4

OpenText Has A Proven History of Acquisitions

Customer win:

Emergency Medicine

Physicians ECM BPM CEM Information Discovery Exchange

IXOS CORDYS VIGNETTE EASYLINK SERCIVES NSTEIN SPICER METASTORM

Source: OpenText

OpenText Confidential. ©2014 All Rights Reserved. 5

About Actuate

Publicly traded on NASDAQ (BIRT)

Leading provider of Enterprise Business Intelligence Platforms and embedded analytics Locations:

WW HQ: San Mateo, California

North America: Reston Virginia, Overland Park Kansas, Rosemont Illinois, NY NY, Allan Texas.

Toronto Canada

APJ: Singapore, Tokyo, Sydney, Hong Kong

EMEA: Villars-sur-Glane, London, Frankfurt,

Barcelona, Paris Forrester Wave: Enterprise Business Intelligence Platforms Q4’ 13

More than 500 employees in 12 countries

Approximately 5,000 marquee customers

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED OPENTEXT

OpenText Confidential. ©2014 All Rights Reserved. 6

Strategic Rationale

The analytics market is an attractive market place. Actuate is a well established provider, with over 20 years of expertise. Total addressable market is approximately $5 billion.*

To provide Actuate a larger platform

To bring Actuate to the OpenText install-base

Ability to serve 3.5 million BIRT developers and expand our overall focus on developers

To provide more embedded analytic solutions

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED * Wikibon Big OPENTEXT Data Revenue Forecast

OpenText Confidential. ©2014 All Rights Reserved. 7

Transaction Details

Transaction announced December 5, 2014

Purchase price

$6.60 per share or $272m enterprise value*

2.53x TTM Total Revenues

4.07x TTM Maintenance Revenues

All cash transaction? Expected to be accretive to FY15 adjusted earnings

Targeting to close in Q3 of FY2015

Transaction is subject to customary closing conditions

*As per Actuate’s 10-Q filing September 30, 2014 – last reported cash balance OPENTEXT of $58m

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED

OpenText Confidential. ©2014 All Rights Reserved. 8

Actuate Key Financials*

FY13 Revenues of $134.5 million? TTM Revenues of $107.3 million

FY13 Non-GAAP operating income of $23.4 million, or 17%**

TTM Non-GAAP operating income of $7.1 million, or 7%**

~ 76% Revenue North America, 24% Revenue ROW

Cash/ST Investments of $58.3M***

No bank debt

*Source: Actuate public filings

** See reconciliation of Non-GAAP measures to GAAP measures at the end of this presentation

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED ***As per Actuate’s 10-Q filing OPENTEXT September 30, 2014

OpenText Confidential. ©2014 All Rights Reserved. 9

Actuate Product Offering

Actuate is the leader in personalized analytics and insights

Enterprise BIRT BIRT Analytics Content Services

World-class IDE and Visual data mining Statement design, deployment platform processing, storage and Predict customer behavior delivery of customer Seamless integration with communications Rapidly analyze data enterprise and OEM applications

BIRT BIRT iHub BIRT Analytics BIRT CCM Suite

3.5m BIRT Developers Business Users ECM Architects

Source: Actuate

OpenText Confidential. ©2014 All Rights Reserved. 10

Diverse, Broad Base of Marquee Customers

Financial

Government Healthcare Manufacturing Hi-Tech Other Services

OpenText Confidential. ©2014 All Rights Reserved. 11

Summary

Actuate is a proven and established provider of analytics

Analytics market place is large, relevant and growing

Ability to provide analytics to OpenText install-base

Ability to serve 3.5 million BIRT developers

Strong recurring revenues

Expected to be accretive to FY15 adjusted earnings

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED OPENTEXT

OpenText Confidential. ©2014 All Rights Reserved. 12

OpenText Unleashing the Power of Information

Reconciliation of Non-GAAP Measures

TTM Ended Twelve Months Ended September 30, 2014 December 31, 2013 Revenue Reconciliation:

GAAP revenue $ 107,274 $ 134,517 Deferred revenue adjustments 557 37

Total Non-GAAP revenue $ 107,831 $ 134,554

Operating Expense Reconcilation:

GAAP operating expenses $ 114,686 $ 125,137 Non-GAAP adjustments: -Amortization of purchase technology (1,593) (1,376) Amortization of intangibles (1,372) (1,166) Stock-based compensation expense (6,768) (7,324) Restructuring charges (746) (1,064) Acquisition related costs (1,516) (1,194) One-time termination costs (1,827) (1,500) One-time professional services fees (167) (327)

Total Non-GAAP operating expenses $ 100,697 $ 111,186

Operating Income Reconciliation:

Total Non-GAAP revenues 107,831 134,554 Total Non-GAAP operating expenses (100,697) (111,186)

Total Non-GAAP operating income $ 7,134 $ 23,368

7% 17%

OpenText Confidential. ©2014 All Rights Reserved. 14

Discussion of Non-GAAP Financial Measures:

This presentation contains financial measures of Actuate that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Actuate management evaluates and makes operating decisions using various non-GAAP performance measures and considers them to be important supplemental measures of performance. However, non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for Actuate’s GAAP results. For a full discussion of Actuate’s Non-GAAP financial measures see Actuate’s public filings.

OPENTEXT HIGHLY CONFIDENTIAL. DRAFT. NOT AUDITED OPENTEXT

OpenText Confidential. ©2014 All Rights Reserved. 15